Exhibit 99.1

FCA US LLC and Fiat Chrysler Automobiles N.V. Reach Settlement Agreement with U.S. Securities and Exchange Commission

The U.S. Securities and Exchange Commission announced today that it has reached an agreement with FCA US LLC (FCA US) and Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) concerning the legacy sales reporting matter. FCA US cooperated fully in the process to resolve this matter. The company has reviewed and refined its policies and procedures and is committed to maintaining strong controls regarding its sales reporting. The settlement requires a payment of $40 million which will not have a material impact on the financial statements of the company.

London, 27 September 2019

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